:--------------------------:
                                                   :        OMB APPROVAL      :
                                                   :--------------------------:
                                                   :OMB Number:      3235-0145:
                                                   :Expires: August 31, 1999:
       SECURITIES AND EXCHANGE COMMISSION          :Estimated average burden  :
            WASHINGTON, D.C. 20549                 :hours per response.. 14.90:
                                                   :--------------------------:


                                  SCHEDULE 13D


                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                         (AMENDMENT NO. ______________)*

                          MIRAVANT MEDICAL TECHNOLOGIES
-------------------------------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, Par Value $0.01 Per Share
-------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    6932P103
              ----------------------------------------------------
                                 (CUSIP Number)

                               Richard T. Collier
                             Senior Vice President
                              and General counsel
                            Pharmacia & Upjohn, Inc.
                               95 Corporate Drive
                             Bridgewater, NJ 08807
-------------------------------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)


                               February 18, 1999
              ----------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

OMB APPROVAL If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box |_|.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss. 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                                                                 SEC 1746(12-91)

                                  SCHEDULE 13D

---------------------                                        ------------------
CUSIP NO. 69329P103                                          PAGE 2 OF 31 PAGES
---------------------                                        ------------------
-------------------------------------------------------------------------------
 1.  NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).

     Pharmacia & Upjohn Company
-------------------------------------------------------------------------------
 2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)

                                                                        (A) |_|
                                                                        (B) |_|
-------------------------------------------------------------------------------
 3.  SEC USE ONLY
-------------------------------------------------------------------------------
 4.  SOURCE OF FUNDS (SEE INSTRUCTIONS)

     WC
-------------------------------------------------------------------------------
 5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) OR 2(e)
                                                                            |_|
-------------------------------------------------------------------------------
 6.  CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware
-------------------------------------------------------------------------------
  NUMBER OF      7.   SOLE VOTING POWER
   SHARES             125,001
BENEFICIALLY     --------------------------------------------------------------
  OWNED BY       8.   SHARED VOTING POWER
    EACH              -0-
 REPORTING       --------------------------------------------------------------
   PERSON        9.   SOLE DISPOSITIVE POWER
    WITH              125,001
                 --------------------------------------------------------------
                 10.  SHARED DISPOSITIVE POWER
                      -0-
                 --------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     125,001
-------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
     (SEE INSTRUCTIONS)
                                                                            |_|
-------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     0.7%
-------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
     CO
-------------------------------------------------------------------------------

                                  SCHEDULE 13D

---------------------                                        ------------------
CUSIP NO. 69329P103                                          PAGE 3 OF 31 PAGES
---------------------                                        ------------------
-------------------------------------------------------------------------------
 1.  NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).

     Pharmacia & Upjohn S.p.A.
-------------------------------------------------------------------------------
 2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP(SEE INSTRUCTIONS)
                                                                        (A) |_|
                                                                        (B) |_|
-------------------------------------------------------------------------------
 3.  SEC USE ONLY
-------------------------------------------------------------------------------
 4.  SOURCE OF FUNDS(SEE INSTRUCTIONS)

     WC
-------------------------------------------------------------------------------
 5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) OR 2(e)
                                                                            |_|
-------------------------------------------------------------------------------
 6.  CITIZENSHIP OR PLACE OF ORGANIZATION

     Italy
-------------------------------------------------------------------------------
  NUMBER OF      7.   SOLE VOTING POWER
   SHARES             1,736,533
BENEFICIALLY     --------------------------------------------------------------
  OWNED BY       8.   SHARED VOTING POWER
    EACH              -0-
 REPORTING       --------------------------------------------------------------
   PERSON        9.   SOLE DISPOSITIVE POWER
    WITH              1,736,533
                 --------------------------------------------------------------
                 10.  SHARED DISPOSITIVE POWER
                      -0-
                 --------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     1,736,533
-------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
     (SEE INSTRUCTIONS)
                                                                            |_|
-------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     10.1%
-------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
     CO
-------------------------------------------------------------------------------

                                  SCHEDULE 13D

---------------------                                        ------------------
CUSIP NO. 69329P103                                          PAGE 4 OF 31 PAGES
---------------------                                        ------------------
-------------------------------------------------------------------------------
 1.  NAME OF REPORTING PERSONS
     DENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).

     Pharmacia & Upjohn AB
-------------------------------------------------------------------------------
 2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)

                                                                        (A) |_|
                                                                        (B) |_|
-------------------------------------------------------------------------------
 3.  SEC USE ONLY
-------------------------------------------------------------------------------
 4.  SOURCE OF FUNDS (SEE INSTRUCTIONS)

     AF
-------------------------------------------------------------------------------
 5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) OR 2(e)
                                                                            |_|
-------------------------------------------------------------------------------
 6.  CITIZENSHIP OR PLACE OF ORGANIZATION

     Sweden
-------------------------------------------------------------------------------
  NUMBER OF      7.   SOLE VOTING POWER
   SHARES             1,736,533
BENEFICIALLY     --------------------------------------------------------------
  OWNED BY       8.   SHARED VOTING POWER
    EACH              -0-
 REPORTING       --------------------------------------------------------------
   PERSON        9.   SOLE DISPOSITIVE POWER
    WITH              1,736,533
                 --------------------------------------------------------------
                 10.  SHARED DISPOSITIVE POWER
                      -0-
                 --------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     1,736,533
-------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
     (SEE INSTRUCTIONS)
                                                                            |_|
-------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     10.1%
-------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
     CO
-------------------------------------------------------------------------------

                                  SCHEDULE 13D

---------------------                                        ------------------
CUSIP NO. 69329P103                                          PAGE 5 OF 31 PAGES
---------------------                                        ------------------
-------------------------------------------------------------------------------
 1.  NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).

     Pharmacia & Upjohn Holdings B.V.
-------------------------------------------------------------------------------
 2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                   (A) |_|
                                                                        (B) |_|
-------------------------------------------------------------------------------
 3.  SEC USE ONLY
-------------------------------------------------------------------------------
 4.  SOURCE OF FUNDS (SEE INSTRUCTIONS)

     AF
-------------------------------------------------------------------------------
 5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) OR 2(e)
                                                                            |_|
-------------------------------------------------------------------------------
 6.  CITIZENSHIP OR PLACE OF ORGANIZATION

     Netherlands
-------------------------------------------------------------------------------
  NUMBER OF      7.   SOLE VOTING POWER
   SHARES             1,736,533
BENEFICIALLY     --------------------------------------------------------------
  OWNED BY       8.   SHARED VOTING POWER
    EACH              -0-
 REPORTING       --------------------------------------------------------------
   PERSON        9.   SOLE DISPOSITIVE POWER
    WITH              1,736,533
                 --------------------------------------------------------------
                 10.  SHARED DISPOSITIVE POWER
                      -0-
                 --------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     1,736,533
-------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
     (SEE INSTRUCTIONS)
                                                                            |_|
-------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     10.1%
-------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
     OO
-------------------------------------------------------------------------------

                                  SCHEDULE 13D

---------------------                                        ------------------
CUSIP NO. 69329P103                                          PAGE 6 OF 31 PAGES
---------------------                                        ------------------
-------------------------------------------------------------------------------
 1.  NAME OF REPORTING PERSONS (ENTITIES ONLY).
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

     Pharmacia & Upjohn, Inc.
-------------------------------------------------------------------------------
 2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
                                                                        (A) |_|
                                                                        (B) |_|
-------------------------------------------------------------------------------
 3.  SEC USE ONLY
-------------------------------------------------------------------------------
 4.  SOURCE OF FUNDS

     AF
-------------------------------------------------------------------------------
 5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) OR 2(e)
                                                                            |_|
-------------------------------------------------------------------------------
 6.  CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware
-------------------------------------------------------------------------------
  NUMBER OF      7.   SOLE VOTING POWER
   SHARES             1,861,534
BENEFICIALLY     --------------------------------------------------------------
  OWNED BY       8.   SHARED VOTING POWER
    EACH              -0-
 REPORTING       --------------------------------------------------------------
   PERSON        9.   SOLE DISPOSITIVE POWER
    WITH              1,861,534
                 --------------------------------------------------------------
                 10.  SHARED DISPOSITIVE POWER
                      -0-
                 --------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     1,861,534
-------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
     (SEE INSTRUCTIONS)                                                     |_|
-------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     10.8%
-------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
     CO, HC
-------------------------------------------------------------------------------

                                  SCHEDULE 13D


CUSIP NO:  69329P103                                               PAGE 7 OF 31



ITEM 1.  SECURITY AND ISSUER

         The class of equity securities to which this statement relates is the shares of Common Stock, par value $.01 per share (the "Shares"), of Miravant Medical Technologies (formerly PDT, Inc.), a Delaware corporation ("Miravant"). The principal executive office of Miravant is located at 7408 Hollister Avenue, Santa Barbara, California 93117.


ITEM 2.  IDENTITY AND BACKGROUND

         This statement is being filed by Pharmacia & Upjohn AB (formerly Pharmacia AB), a Swedish corporation ("P&U AB"), Pharmacia & Upjohn S.p.A. (formerly Pharmacia S.p.A.), an Italian corporation ("P&U S.p.A."), Pharmacia & Upjohn Company, a Delaware corporation ("P&U Co."), Pharmacia & Upjohn Holdings B.V., a "check the box" entity incorporated in the Netherlands ("P&U BV") and Pharmacia & Upjohn, Inc. ("P&U Inc.", and together with P&U AB, P&U Co., P&U BV and P&U S.p.A., the "Reporting Persons").

         The principal business address of P&U S.p.A. is Pharmacia & Upjohn S.p.A., via Robert Koch 1.2, 75017 Milan, Italy. The principal business address of P&U AB is Pharmacia & Upjohn AB, S-171 97 Stockholm, Sweden. The principal business address of P&U BV is Pharmacia & Upjohn Holdings B.V., Houttuinlaan 4, NL - 3447 GM Woerden, The Netherlands. The principal business address of both P&U Inc. and P&U Co. is Pharmacia & Upjohn, Inc., 95 Corporate Drive, Bridgewater, New Jersey 08807.

         P&U S.p.A. is an Italian corporation and a subsidiary of P&U AB, a Swedish corporation, which, in turn, is a wholly owned subsidiary of P&U BV, a "check the box" entity incorporated in the Netherlands. P&U BV and P&U Co. are wholly owned subsidiaries of P&U Inc., a Delaware corporation. P&U Co., a Delaware corporation, is the successor to Pharmacia, Inc., a

CUSIP Number: 69329P103                                             Page 8 of 31



Minnesota corporation and a former wholly owned subsidiary of P&U AB. The principal business of each of the Reporting Persons is the development, production, marketing and sale of pharmaceutical products.

         The name, residence or business address, present principal occupation or employment, and the citizenship of each of each director and executive officer of (i) P&U S.p.A. is set forth in Schedule I hereto and incorporated herein by reference, (ii) P&U Co. is set forth in Schedule II hereto and incorporated herein by reference, (iii) P&U Inc. is set forth in Schedule III hereto and incorporated herein by reference.

         None of the Reporting Persons, or to the best knowledge and belief of the Reporting Persons, any of the individuals listed in Schedule I, II or III has, during the past five years, been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         This Item 2 is qualified in its entirety by reference to Schedules I, II and III which are incorporated herein by reference.


ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

         In 1994, Pharmacia, Inc., a former wholly owned subsidiary of P&U AB as to which P&U Co. is the successor by merger, purchased 83,334 Shares of Miravant and was granted a warrant, dated as of August 31, 1994 and incorporated by reference as Exhibit C hereto (the "PDT Warrant") to purchase an additional 41,667 Shares of Miravant for $1,000,008, the source

CUSIP Number: 69329P103                                            Page 9 of 31



of which funds was working capital. The PDT Warrant issued to Pharmacia, Inc. was not exercised and has expired.

         In 1995, P&U S.p.A. purchased 400,000 Shares of Miravant for $12,000,000, the source of which funds was working capital.

         In 1995, pursuant to a 3 for 2 stock split, the holdings of Pharmacia, Inc. were adjusted to 125,001 Shares and the holdings of P&U S.p.A. were adjusted to 600,000 Shares.


         On February 18, 1999, P&U S.p.A. purchased 1,136,533 Shares of Miravant for $19,000,000, the source of which funds was working capital. Pursuant to the terms of a Credit Agreement, dated February 18, 1999 between Pharmacia & Upjohn Treasury Services AB ("P&U Treasury Services") and Miravant and filed as Exhibit H hereto (the "Credit Agreement"), P&U Treasury Services may be granted up to 360,000 Warrants (as defined in the Credit Agreement) to purchase additional Shares if Miravant borrows up to $22,500,000 available to it under the Credit Agreement, and, subject to certain conditions, Miravant may, at its option, repay at maturity any amounts borrowed under the Credit Agreement with a number of Shares of Miravant that will vary depending on the market price of the Shares at the time of repayment and the principal amount of borrowings repaid.

         The Reporting Persons have not sold any Shares of Miravant.

         None of the persons listed on Schedule I, II or III hereto has contributed any funds or other consideration towards the purchase of the Shares of Miravant reported in this statement.


ITEM 4.  PURPOSE OF TRANSACTION

         The Shares of Miravant described by this statement were acquired for investment purposes. Other than as set forth herein,

CUSIP Number: 69329P103                                           Page 10 of 31



the Reporting Persons do not have plans or proposals which relate to or would result in any of the events described by Items 4(a) through 4(j) of Schedule 13D other than the following:

    (i) The Credit Agreement provides that the aggregate outstanding principal of the loans shall be repaid in full, together with any accrued interest as of the date of repayment, not later than the fifth anniversary of the borrowing date for the first Loan made pursuant to the Credit Agreement (the "Maturity Date"). On the Maturity Date and subject to certain conditions, Miravant may, at its option, repay all or a portion of the aggregate principal of the loans, together with any accrued interest as of the Maturity Date, in its Shares. The number of Shares of Miravant issued to P&U Treasury Services or one of its affiliates will vary depending on the market price of the Shares at the time of repayment and the principal amount of borrowings repaid.

    (ii) The Credit Agreement provides that Miravant will issue to P&U Treasury Services or one of its affiliates, in respect of each $62.50 in principal amount of loans extended under the Credit Agreement, one warrant to purchase Common Stock of Miravant having the terms set forth in the Warrant Agreement, dated February 18, 1999, between Miravant and P&U Treasury Services and filed as Exhibit F hereto (the "Warrant Agreement"). If Miravant borrows the full $22,500,000 available under the Credit Agreement, P&U Treasury Services or one of its affiliates will acquire 360,000 Warrants. The exercise price of each warrant will be equal to 140% of the average of the closing prices of the Common Stock for the ten trading days immediately preceding the borrowing request for the related loan. The Warrants will expire on the fifth anniversary of the first borrowing made pursuant to the Credit Agreement.

CUSIP Number: 69329P103                                           Page 11 of 31



    (iii)         The Equity Investment Agreement, dated January 15, 1999,
                  P&U Inc., P&U S.p.A. and Miravant and filed as Exhibit D hereto (the "Original Equity Investment Agreement"), as amended by the Agreement and Amendment to the Equity Investment Agreement, dated as of February 17, 1999, by and between Miravant, P&U Inc. and P&U S.p.A. and filed as Exhibit E hereto (together with the Original Equity Investment Agreement, the "Equity Investment Agreement"), provides that, subject to certain limitations, unless specifically requested in advance by the Miravant's Board of Directors, neither
                  P&U Inc. nor any of its affiliates will, and P&U Inc. and its affiliates will not assist or encourage others to, directly or indirectly, acquire or agree, offer, seek or propose to acquire ownership of any securities issued by Miravant or enter into any discussions, negotiations, arrangements or understandings with any person with respect to any of the foregoing until the sooner to occur of July 1, 2000 or the occurrence of certain other events. See Item 6.

    (iv) The Registration Rights Agreement, dated as of February 18, 1999, between Miravant and P&U Inc. and filed as Exhibit G hereto (the "Registration Rights Agreement"), provides that
                  (i) the holders of Shares received by the Reporting Persons pursuant to the Equity Investment Agreement or the Warrant Agreement have the right to demand that Miravant file registration statements with respect to such Shares of Miravant held by such holders and (ii) P&U Inc. and its subsidiaries have certain rights to participate in other registered offerings of Shares of Miravant. See Item 6.

    (v) The Warrant Agreement provides that (i) Miravant is entitled to purchase any Warrant issued pursuant to the Credit Agreement and Warrant Agreement should the average closing price for the Shares of Miravant over any consecutive 30 trading days exceed the exercise

CUSIP Number: 69329P103                                           Page 12 of 31



                  price for such Warrant, and (ii) at such time as a Reporting Person seeks to exercise a Warrant, Miravant has the right, in its sole discretion, to pay a certain cash amount in lieu of delivering the Shares issuable in respect thereof. See Item 6.

    (vi) See Item 6 for a discussion of the anti-dilution provisions of Shares issuable upon exercise of the Warrants that may result in the acquisition of additional Shares by the Reporting Persons.

         The foregoing discussion is qualified in its entirety by reference to the Stock Purchase Agreement, dated as of July 1, 1995, by and between PDT, Inc. and Pharmacia S.p.A. and incorporated by reference as Exhibit A hereto (the "Stock Purchase Agreement"), the PDT, Inc. $10,000,000 Common Stock and Warrants Offering Investment Agreement, dated as of August 31, 1994, by and between PDT, Inc. and Pharmacia, Inc. and incorporated by reference as Exhibit B hereto (the "1994 Stock Purchase Agreement"), the PDT Warrant, the Equity Investment Agreement, the Warrant Agreement, the Registration Rights Agreement and the Credit Agreement, which are either filed as exhibits or incorporated by reference as exhibits hereto, each of which is incorporated by reference in their entirety into this Item 4.

         Each Reporting Person expects to evaluate on an ongoing basis Miravant's financial condition, business operations and prospects, market price of the Shares of Miravant, conditions in securities markets generally, general economic and industry conditions and other factors. Accordingly, each Reporting Person reserves the right to change its plans and intentions at any time, as it deems appropriate. In particular, each Reporting Person may at any time and from time to time acquire additional Shares of Miravant or securities convertible or exchangeable for Shares of Miravant; may dispose of Shares of Miravant; and/or may enter into privately negotiated derivative transactions with institutional counterparties to hedge the market risk of some or

CUSIP Number: 69329P103                                           Page 13 of 31



all of its positions in such Shares. Any such transactions may be effected at any time and from time to time subject to any applicable limitations of the Securities Act and the contractual restrictions described in Item 6. To the knowledge of each Reporting Person, each of the persons listed on Schedule I,
Schedule II and Schedule III hereto may make the same evaluation and reserves the same rights.


ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

         (a) The percentage interest held by each Reporting Person presented below is based on the number of Shares of Miravant reported to be outstanding as of October 31, 1998 in Miravant's Quarterly Report on Form 10-Q for the quarter ended September 30, 1998, as adjusted to give effect to the issuance of the Shares of Miravant issued pursuant to the Equity Investment Agreement (the "Outstanding Shares").

         P&U Co., as successor to Pharmacia, Inc., beneficially owns 125,001 Shares of Miravant, representing approximately 0.7% of the Outstanding Shares.

         P&U S.p.A. beneficially owns 1,736,533 Shares of Miravant, representing approximately 10.1% of the Outstanding Shares.

         P&U AB may be deemed to beneficially own 1,736,533 Shares of Miravant, representing approximately 10.1% of the Outstanding Shares.

         P&U BV may be deemed to beneficially own 1,736,533 Shares of Miravant, representing approximately 10.1% of the Outstanding Shares.

         P&U Inc. may be deemed to beneficially own 1,861,534 Shares of Miravant, representing approximately 10.8% of the Outstanding Shares.

CUSIP Number: 69329P103                                           Page 14 of 31



         None of the Reporting Persons, and to the knowledge of the Reporting Persons, none of the persons listed in Schedules I, II and III hereto beneficially owns any Shares of Miravant other than as set forth herein.

         (b) Each Reporting Person has the power to vote or direct the vote and dispose or direct the disposition of the Shares beneficially owned by such Reporting Persons as indicated in pages 2 through 6 above.

                  (c) None of the Reporting Persons and, to the knowledge of the Reporting Persons, none of the persons listed on Schedule I, II or III hereto, has been party to any transaction in Shares of Miravant during the past sixty days.

         (d) No other person has the right to receive or the power to direct the receipt of dividends from or proceeds from the sale of Shares of Miravant.

         (e) Not Applicable.

         The foregoing discussion is qualified in its entirety by reference to the Stock Purchase Agreement, the 1994 Stock Purchase Agreement, the PDT Warrant, the Equity Investment Agreement, the Registration Rights Agreement, the Warrant Agreement and the Credit Agreement, each of which is incorporated herein by reference.


ITEM 6.  CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS
         WITH RESPECT TO SECURITIES OF THE ISSUER

         There are no contracts, arrangements, understandings or relationships between the Reporting Persons (or their wholly owned subsidiaries) and other persons with respect to the Shares of Miravant aside from the following:

         (a)      The Stock Purchase Agreement, under which P&U S.p.A.
                  (i) received rights to initiate registration of the

CUSIP Number: 69329P103                                           Page 15 of 31



                  non-registered Shares of Miravant which are held by P&U S.p.A.; (ii) received rights to participate in certain registrations initiated by Miravant or othe shareholders of Miravant; and (iii) agreed not to transfer the 400,000 Shares which P&U S.p.A. received on July 1, 1994 for one year unless certain conditions are met. Pursuant to the Equity Investment Agreement, Section 5.5 of the Stock Purchase Agreement, which prevented Pharmacia S.p.A. from directly or indirectly acquiring additional Miravant securities without first receiving approval from Miravant's board of Directors until July 1, 2000, is void ab initio.

         (b) The 1994 Stock Purchase Agreement, under which Pharmacia, Inc. received the right to cause PDT, Inc. to register Shares held by Pharmacia, Inc. and to participate in certain registrations initiated by PDT, Inc. and/or other shareholders of PDT, Inc. (the "1994 Stock Purchase Agreement").

         (c) The PDT Warrant, under which Pharmacia, Inc. was granted a warrant to purchase up to 41,667 Shares (pre-split) of Miravant for the price of $12.00 per share (pre-split). The PDT Warrant was not exercised and has expired.

         (d) The Equity Investment Agreement, under which P&U S.p.A. purchased from Miravant 1,136,533 Shares of Miravant for an aggregate purchase price of $19,000,000. Pursuant to the Equity Investment Agreement, prior to the 180th calendar day following closing, P&U Inc. and its subsidiaries will not sell, assign, transfer or otherwise dispose of any of the Shares received pursuant to the Equity Investment Agreement, except that P&U Inc. may transfer any of such Shares to any of its wholly owned subsidiaries. Moreover, the Equity Investment Agreement provides that prior to the earliest of
                  (i) the occurrence of an Event of Default

CUSIP Number: 69329P103                                           Page 16 of 31



                  (as defined in the Credit Agreement), (ii) the commencement of a tender offer by any person or entity, other than P&U Inc. or any of its wholly owned subsidiaries, for Shares of Miravant, and (iii) July 1, 2000, unless specifically requested in advance by the Miravant's Board of Directors, neither P&U Inc. nor any of its affiliates will, and P&U Inc. and its affiliates will not assist or encourage others (including by providing financing) to, directly or indirectly, acquire or agree, offer, seek or propose to acquire ownership of any securities issued by Miravant (including but not limited to beneficial ownership (as defined in Rule 13d-3 under the Securities Exchange Act of 1934)) or enter into any discussions, negotiations, arrangements or understandings with any person with respect to any of the foregoing; provided that such provision shall not prohibit (i) the acquisition by P&U Inc. and its affiliates of a number of Shares which, taken together with the number of Shares held by P&U Inc. and its affiliates as of the date of such acquisition, does not exceed 25% of the aggregate number of outstanding Shares as of the date of this acquisition, (ii) the acquisition by P&U Inc. or its affiliates of Shares pursuant to the Credit Agreement or upon exercise of any Warrants, or (iii) the acquisition by P&U Inc. or its affiliates of promissory notes pursuant to the Credit Agreement or any other securities pursuant to the Credit Documents (as defined in the Credit Agreement).

         (e) The Credit Agreement, under which, subject to the terms and conditions of such Credit Agreement, P&U Treasury Services agreed to lend to Miravant, for general corporate purposes, an aggregate amount not to exceed $22,500,000, in the form of up to six term loans, with not more than one such term loan to be made in each of the six calendar quarters between January 1,
                  1999 and June 30, 2000.   Miravant will issue to P&U Treasury

CUSIP Number: 69329P103                                           Page 17 of 31



                  Services or one of its affiliates, in respect of each $62.50 in principal amount of loans extended under the Credit Agreement, one warrant to purchase Common Stock of Miravant having the terms set forth in the Warrant Agreement attached as Exhibit F hereto. If Miravant borrows the full $22,500,000 available under the Credit Agreement, P&U Treasury Services or one of its affiliates will acquire 360,000 Warrants. The exercise price of each warrant will be equal to 140% of the average of the closing prices of the Common Stock for the ten trading days immediately preceding the borrowing request for the related loan. The Warrants will expire on the fifth anniversary of the first borrowing made pursuant to the Credit Agreement. Moreover, pursuant to the Credit Agreement and subject to certain conditions, on the Maturity Date, Miravant may, at its option, repay any amounts borrowed under the Credit Agreement with a number of Shares of Miravant that will vary depending on the market price of the Shares at the time of repayment and the principal amount of borrowings repaid.

         (f) The Registration Rights Agreement, under which Miravant granted certain registration rights for Shares of Miravant issued pursuant to the transactions contemplated by the Equity Investment Agreement and the Warrant Agreement. Upon written demand, a majority of holders of the Shares received by P&U Inc. or any of its affiliates under either the Equity Investment Agreement or the Warrant Agreement may, subject to certain limitations, require Miravant to file a registration statement with respect to the Shares held by such holder and any other holder that desires to have its Shares included in such registration statement; provided that each of the holders shall have the right to make only three such elections to require Miravant to file such a registration statement. P&U Inc., together with its affiliates, also has rights,

CUSIP Number: 69329P103                                           Page 18 of 31



                  subject to certain limitations, to require Miravant to include Shares in certain other registrations of equity securities by Miravant. The Registration Rights Agreement provides that Miravant will indemnify the selling holders for certain liabilities, including liabilities arising under the Securities Act of 1933. The Registration Rights Agreement also provides that all costs and expenses (other than underwriters' discounts and commissions and the fees and expenses of counsel to the selling holders as state securities officials may require that the holders of Securities pay) incurred in connection with the registration of the Shares pursuant to the Registration Rights Agreement shall be paid by Miravant (including, without limitation, all registration and filing fees, printing expenses, costs of special audits incident to or required by any such registration, fees and disbursements of counsel for Miravant and up to $20,000 of fees and disbursements of one special counsel acting for the holders of Shares being included in any registration).

         (g) The Warrant Agreement, under which each holder of Warrants is entitled to purchase a number of Shares of Miravant equal to one share, subject to certain anti-dilution adjustments, provided, however, that Miravant may, at its sole election, in lieu of delivering any Shares, pay the holder of any Warrants so exercised a certain cash amount representing 95% of the closing price of the Shares as of the date of exercise of such Warrant multiplied by the number of Shares into which such Warrant is convertible. Miravant is entitled to purchase any Warrant issued pursuant to the Credit Agreement and Warrant Agreement should the average closing price of the Shares of Miravant over any 30 consecutive trading days exceed the exercise price for such Warrant. The number of Shares issuable upon exercise of the Warrants is subject to adjustment upon,

CUSIP Number: 69329P103                                           Page 19 of 31



                  among other things, (i) the payment of a dividend on the outstanding Shares that is payable in additional Shares or securities convertible into additional Shares, (ii) the subdivision of the outstanding Shares into a greater number of shares (whether by stock split or otherwise), and (iii) the combination of the outstanding Shares into a smaller number of shares (whether by reverse stock split or otherwise).

         The foregoing discussion is qualified in its entirety by reference to the Stock Purchase Agreement, the 1994 Stock Purchase Agreement, the PDT Warrant, the Equity Investment Agreement, the Registration Rights Agreement, the Warrant Agreement and the Credit Agreement, each of which is incorporated herein by reference.


ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

Exhibit No.       Exhibit Description
----------        -------------------

A Stock Purchase Agreement, dated as of July 1, 1995, by and between PDT, Inc. and Pharmacia S.p.A. (incorporated by reference from Exhibit B to the report on Schedule 13D, dated July 7, 1995, filed by P&U AB in respect to the Shares)

B PDT, Inc. $10,000,000 Common Stock and Warrants Offering Investment Agreement, dated as of August 31, 1994, by and between PDT, Inc. and Pharmacia, Inc.(incorporated by reference from Exhibit B to the report on Schedule 13D, dated July 7, 1995, filed by P&U S.p.A. in respect to the Shares)

CUSIP Number: 69329P103                                           Page 20 of 31



C PDT Warrant, dated as of August 31, 1994, granting Pharmacia, Inc. a right to purchase up to 41,667 Shares (pre-split) of PDT, Inc. for the price of $12.00 per share (pre-split) (incorporated by reference from Exhibit C to the report on Schedule 13D, dated July 7, 1995, filed by P&U S.p.A. in respect to the Shares)

D Equity Investment Agreement, dated January 15, 1999, between Miravant, P&U Inc. and P&U S.p.A.

E Agreement and Amendment to the Equity Investment Agreement, dated as of February 17, 1999, by and between Miravant, P&U Inc. and P&U S.p.A. F


F Warrant Agreement, dated February 18, 1999, between Miravant and P&U Treasury Services

G Registration Rights Agreement, dated February 18, 1999, between Miravant and P&U Treasury Services

H Credit Agreement, dated February 18, 1999, between Miravant and P&U Treasury Services

I                 Joint Filing Agreement

CUSIP Number: 69329P103                                           Page 21 of 31



                                    SIGNATURE

         After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Dated:  February 26, 1999

                                       PHARMACIA & UPJOHN COMPANY


                                       By:  /s/ Don  W. Schmitz
                                            ------------------------
                                            Title: Secretary


                                       PHARMACIA & UPJOHN S.p.A.


                                       By:  /s/ Mats Pettersson
                                            ------------------------
                                            Title: Attorney-In-Fact


                                       PHARMACIA & UPJOHN AB


                                       By:  /s/ Mats Pettersson
                                            ------------------------
                                            Title: Attorney-In-Fact


                                       PHARMACIA & UPJOHN HOLDINGS B.V.


                                       By:  /s/ Wim Kuiper
                                            ------------------------
                                            Title: Director

CUSIP Number: 69329P103                                           Page 22 of 31



                                       PHARMACIA & UPJOHN, INC.


                                       By:  /s/ Don  W. Schmitz
                                            ------------------------
                                            Title: Secretary

CUSIP Number: 69329P103                                           Page 23 of 31



                                   SCHEDULE I

         Name, Business Address, Principal Occupation or Employment and Citizenship of all Directors and Executive Officers of Pharmacia & Upjohn
S.p.A.:


Board of Directors
------------------

Maurizio Premoli
Pharmacia & Upjohn S.p.A.
via Robert Koch 1.2
20152 Milan Italy
Citizenship:  Italy

Francesco Radaelli
Pharmacia & Upjohn S.p.A.
via Robert Koch 1.2
20152 Milan Italy
Citizenship:  Italy

Emanuele Barie
Pharmacia & Upjohn S.p.A.
via Robert Koch 1.2
20152 Milan Italy
Citizenship:  Italy

Toni Weitzberg
Chairman
Pharmacia & Upjohn S.p.A.
Lindhagensatan 133
S-112 87 Stockholm  Sweden
Citizenship:  Sweden

Francesco Granata
Managing Director
Pharmacia & Upjohn S.p.A.
via Robert Koch 1.2
20152 Milan Italy
Citizenship: Italy

CUSIP Number: 69329P103                                           Page 24 of 31



Executive Officers
------------------

Francesco Granata
Managing Director
Pharmacia & Upjohn S.p.A.
via Robert Koch 1.2
20152 Milan Italy
Citizenship: Italy

CUSIP Number: 69329P103                                           Page 25 of 31




                                   SCHEDULE II

         Name, Business Address, Principal Occupation or Employment and Citizenship of all Directors and Executive Officers of Pharmacia & Upjohn
Company:


Board of Directors
------------------

Fred Hassan
President and CEO
95 Corporate Drive
Bridgewater, NJ  08807
Citizenship:  United States

Richard T. Collier
Senior Vice President and General Counsel
95 Corporate Drive
Bridgewater, NJ  08807
Citizenship:  United States

Christopher J. Coughlin
Executive Vice President and Chief Financial Officer
95 Corporate Drive
Bridgewater, NJ  08807
Citizenship:  United States



Executive Officers
------------------

Fred Hassan
President and CEO
95 Corporate Drive
Bridgewater, NJ  08807
Citizenship:  United States

CUSIP Number: 69329P103                                           Page 25 of 31



Goran A. Ando, M.D.
Executive Vice President
95 Corporate Drive
Bridgewater, NJ  08807
Citizenship: Sweden

Richard T. Collier
Senior Vice President and Assistant Secretary
95 Corporate Drive
Bridgewater, NJ  08807
Citizenship:  United States

Timothy G. Rothwell
Executive Vice President
95 Corporate Drive
Bridgewater, NJ  08807
Citizenship:  United States

Christopher J. Coughlin
Executive Vice President
95 Corporate Drive
Bridgewater, NJ  08807
Citizenship:  United States

Robert G. Thompson
Senior Vice President and Controller
95 Corporate Drive
Bridgewater, NJ  08807
Citizenship:  United States

CUSIP Number: 69329P103                                           Page 27 of 31



                                  SCHEDULE III

         Name, Business Address, Principal Occupation or Employment and Citizenship of all Directors and Executive Officers of Pharmacia & Upjohn, Inc.:


Board of Directors:
-------------------

Gustaf Douglas
Chairman, Investment AB Latour
Biblioteksgatan 12
S-103 88 Stockholm, Sweden
Citizenship: Sweden

Fred Hassan
President and CEO, Pharmacia & Upjohn, Inc.
95 Corporate Drive
Bridgewater, NJ  08807
Citizenship:  United States

Olof Lund
Chairman, Enator AB
Lojtnantsgatan 21
S-115 93 Stockholm Sweden
Citizenship:  Sweden

C. Steven McMillan
President and COO, Sara Lee Corporation
Suite 4600
Three First National Plaza
70 W. Madison
Chicago, IL  60602
Citizenship: United States

CUSIP Number: 69329P103                                           Page 28 of 31



Richard H. Brown
CEO and Chairman, Electronic Data Systems
5400 Legacy Drive
Suite H2-7W-40
Plano,  TX  75024-3199
Citizenship: United States

M. Kathryn Eickhoff
President, Eickhoff Economics
Suite 400
510 LaGuardia Place
New York, NY  10012
Citizenship:  United States

R.L. Berthold Lindqvist
President & CEO, Gambro AB
Magistratsvagen 16
S-220 10 Lund Sweden
Citizenship: Sweden

Bengt I. Samuelsson
Professor, Karolinska Institutet
Scheele Laboratory
Department of Medicine Biochemistry & Biophysics
Doktorsringen 9, A3
S-171 77 Stockholm, Sweden
Citizenship: Sweden

Frank C. Carlucci
Chairman, The Carlyle Group
Suite 220S
1001 Pennsylvania Avenue, N.W.
Washington, DC  20004-2505
Citizenship:  United States

CUSIP Number: 69329P103                                           Page 29 of 31



J. Soren Gyll - Chairman
Chairman of the Board of Directors, Pharmacia & Upjohn, Inc.
AB Volvo
Kungstradgarden
S-103 95 Stockholm Sweden
Citizenship:  Sweden

William U. Parfet
Co-Chairman, MPI Research
54943 N. Main Street
Mattawan, MI  49071
Citizenship:  United States

Ulla B. Reinius
President, Finansfakta R. AB
Sibyllegatam 5
S-I14 51 Stockholm Sweden
Citizenship:  Sweden



Executive Officers:
------------------

Fred Hassan
President and CEO
95 Corporate Drive
Bridgewater, NJ  08807
Citizenship:  United States

Goran A. Ando, M.D.
Executive Vice President and President, Research and Development
95 Corporate Drive
Bridgewater, NJ  08807
Citizenship: Sweden

Richard T. Collier
Senior Vice President and General Counsel
95 Corporate Drive
Bridgewater, NJ  08807
Citizenship:  United States

CUSIP Number: 69329P103                                           Page 30 of 31


Timothy G. Rothwell
Executive Vice President and President, Pharmaceutical Operations
95 Corporate Drive
Bridgewater, NJ  08807
Citizenship:  United States


Christopher J. Coughlin
Executive Vice President and Chief Financial Officer
95 Corporate Drive
Bridgewater, NJ  08807
Citizenship:  United States

Robert G. Thompson
Senior Vice President and Chief Accounting Officer
95 Corporate Drive
Bridgewater, NJ  08807
Citizenship:  United States

Hakan Astrom
Senior Vice President, Corporate Strategy and
Investor Relations
95 Corporate Drive
Bridgewater, NJ  08807
Citizenship:  Sweden

Carrie Cox
Senior Vice President and
Head, Global Business Management
95 Corporate Drive
Bridgewater, NJ  08807
Citizenship:  United States

Paul Matson
Senior Vice President, Human Resources
95 Corporate Drive
Bridgewater, NJ  08807
Citizenship:  United States

CUSIP Number: 69329P103                                           Page 31 of 31


Mats Pettersson
Senior Vice President, Mergers & Acquisitions
95 Corporate Drive
Bridgewater, NJ  08807
Citizenship:  Sweden

                                List of Exhibits
                                ----------------

Exhibit No.         Exhibit Description
-----------         -------------------

    10.1 Stock Purchase Agreement, dated as of July 1, 1995, by and between PDT, Inc. and Pharmacia S.p.A.
                    (incorporated by reference from Exhibit B to the report on Schedule 13D, dated July 7, 1995, filed by P&U AB in respect to the Shares)

    10.2 PDT, Inc. $10,000,000 Common Stock and Warrants Offering Investment Agreement, dated as of August 31, 1994, by and between PDT, Inc. and Pharmacia, Inc.(incorporated by reference from Exhibit B to the report on Schedule 13D, dated July 7, 1995, filed by P&U S.p.A. in respect to the Shares)

    10.3 PDT Warrant, dated as of August 31, 1994, granting Pharmacia, Inc. a right to purchase up to 41,667 Shares (pre-split) of PDT, Inc. for the price of $12.00 per share (pre-split)(incorporated by reference from Exhibit C to the report on Schedule 13D, dated July 7, 1995, filed by P&U S.p.A. in respect to the Shares)

    10.4 Equity Investment Agreement, dated January 15, 1999, between Miravant, P&U Inc. and P&U S.p.A.

    10.5 Agreement and Amendment to the Equity Investment Agreement, dated as of February 17, 1999, by and between Miravant, P&U Inc. and P&U S.p.A.

    10.6 Warrant Agreement, dated February 18, 1999, between Miravant and P&U Treasury Services

    10.7 Registration Rights Agreement, dated February 18, 1999, between Miravant and P&U Treasury Services

    10.8 Credit Agreement, dated February 18, 1999, between Miravant and P&U Treasury Services (Confidential treatment has been requested for certain information in this document. Pursuant to Rule 24b-2 of the Securities Exchange Act of 1934, as amended, a complete copy of this document has been filed with the Securities and Exchange Commission.)

    99.1            Joint Filing Agreement